UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hoehl, Cynthia K.
   8473 Bay Colony Drive
   Biltmore #1602

   Naples, FL  34108
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/26/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
--------------------------------------------------------------------------------
----------------------------------------------------
Common Stock                                  12/12/02    G    V   1,031,411.00
A                              I  by FLITE Trust (1

)
Common Stock                                  12/23/02    J        219,383.00
A               1,250,794.00   I  by FLITE Trust (2

)
Common Stock
666,537.00     I  by Trust
Common Stock                                  12/23/02    J        219,383.00
(3)D               980,617.00     I  by Trust-RHHGRAT1

201

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------

Explanation of Responses:

(1)
1,031,411 shares were previously reported as directly beneficially owned by the reporting person's spouse, Robert H. Hoehl and were contributed to a FLITE Trust on December 12, 2002, of which trust, the reporting person is trustee. Such trust is referred to as th
e "Robert H. Hoehl FLITE Trust U/A 12/12/01."
(2)
The reporting person is the trustee of a certain FLITE trust and such trust is referred to as the "Robert H. Hoehl FLITE Trust U/A
12/12/01." On December 23, 2002, a certain grantor retained annuity trust made a first annuity distribution of 219,383 shares to th
e beneficiary, Robert H.Hoehl, the reporting person's spouse, and Robert H. Hoehl directed the annuity distribution to be made to t he Robert H. Hoehl FLITE Trust U/A 12/12/01.
(3)
The reporting person is the trustee of a certain grantor retained annuity trust and such trust is referred to as the "Robert H. Hoeh l Grantor Retained Annuity Trust U/A 12/12/01." On December 23, 2002, such GRAT made the first annuity distribution of 219,383 shar es to the beneficiary, Robert H. Hoehl, the reporting person's spouse, and Robert H. Hoehl directed the annuity distribution to be m ade to a certain FLITE Trust, of which trust, the reporting person is the trustee. Such trust is referred to as the "Robert H. Hoeh l FLITE Trust U/A 12/12/01."

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Cynthia K. Hoehl
DATE 12/26/02